File No. 69-292

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

____________________________

Form U-3A-2 for 2003

Statement by Holding Company Claiming Exemption

Under Rule U-2 From the Provisions of the Public

Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

QUESTAR CORPORATION

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.  Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433.  On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company ("Questar Gas") became a subsidiary of Questar.  Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

As a parent company, Questar provides certain administrative services, e.g., personnel, public relations, communications, tax, financial, and audit, to companies within the consolidated group.  Questar has two primary direct subsidiaries:  Questar Regulated Services Company, a Utah corporation ("Regulated Services"); and Questar Market Resources, Inc., a Utah corporation ("Market Resources").  The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.

Regulated Services has three subsidiaries:  Questar Gas, a Utah corporation; Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); and Questar Energy Services, Inc. ("QES").  Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho.  Questar Gas also transports natural gas for industrial users in Utah and Wyoming.  Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's natural gas service in Idaho is regulated by the Public Service Commission of Utah.  Questar Gas's customers in Idaho are served under the provisions of its Utah tariff.  Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado.  It has the following subsidiaries:  Questar Transportation Services Company, Questar Southern Trails Company, Questar Overthrust Pipeline Company, and Questar Overthrust Company.  Each subsidiary is incorporated in Utah and conducts transmission or processing operations.  QES performs energy management services and other activities.

The Company has other smaller subsidiaries – Questar InfoComm, Inc. (Questar InfoComm") and Interstate Land Company ("Interstate Land").  Questar InfoComm owns data processing and communications systems, and performs data processing and communications services for other members of the consolidated group and third parties.  It also owns Consonus, Inc., a Utah corporation that offers data security and related activities.  Interstate Land is a Utah corporation that manages real estate, including the leased building that serves as the Company's headquarters in Salt Lake City, Utah

Market Resources engages in various businesses not subject to state utility regulation through several subsidiaries:  Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Questar Exploration and Production Company ("QEP"), which engages in oil and gas exploration and related development and production activities throughout the western and Midcontinent portions of the United States in its name and through QEP Uinta Basin, Inc.; Questar Energy Trading Company ("QET"), which conducts energy marketing activities; and Questar Gas Management Company ("QGM"), which is engaged in gathering and field processing activities.  Neither Market Resources nor any of its subsidiaries is a "public utility company," as such term is defined in the Act.  All companies owned by Market Resources have their principal offices at 180 East 100 South Street, Salt Lake City, Utah, but the group also has offices in Denver, Colorado, Oklahoma City and Tulsa, Oklahoma.

With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act").  Questar's directly held subsidiaries have their principal executive offices at 180 East 100 South, Salt Lake City, Utah.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 770,494 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, and southeastern Idaho as of year-end 2003.  Of these customers, 745,299 were located in Utah, 23,500 were located in southwestern Wyoming, and 1,695 were located in southeastern Idaho.  Questar Gas owns and operates approximately 23,323 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 22,340 miles in its Utah distribution system.

Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981.  Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers.  Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies.  Gas owned by Questar Gas, plus gas attributable to royalty interest owners in the same reservoirs, constituted 49 percent of Questar Gas's total gas supply in 2003 and is reflected in Questar Gas's rates at "cost-of-service" prices.

Questar Gas is directly responsible for all gas acquisition activities.  Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro.  Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado.  Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.  QET markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.

3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)  Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

During the 2003 calendar year, Questar Gas sold 94,006 thousand decatherms ("Mdth") of natural gas, including 84,393 Mdth at retail (defined as residential and commercial customers), and transported 38,341 Mdth of natural gas.  (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu's.  In Questar Gas's gas system, each thousand cubic feet of natural gas contains approximately 1.052 Dth.)  For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers.  The 9,613 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles.  For 2003, Questar Gas had total revenues of $620,995,000, including $605,160,000 for gas distribution operations.  Of this latter figure, $581,000,000 was attributable to Utah, $23,064,000 to Wyoming, and $1,019,000 to Idaho.  Questar Gas did not distribute any manufactured gas during such calendar year.  Questar Gas is the only public utility company among the Company's subsidiaries.  Questar itself did not make any sales of natural or manufactured gas during 2003.

The Company itself did not sell any natural or manufactured gas.

(b)  Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

During the 2003 calendar year, Questar Gas distributed at retail 3,264 Mdth of natural gas outside the state of Utah, its state of incorporation.

The Company itself did not distribute at retail any natural or manufactured gas.

c)  Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

During 2003, Questar Gas sold 456 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations.  Questar Gas, during 2003, also transported 401 Mdth of natural gas for customers outside Utah.  Questar Gas did not sell at wholesale any manufactured gas during 2003.  Questar itself did not sell at wholesale any natural gas or manufactured gas during 2003.

Questar itself did not sell at wholesale any natural or manufactured gas.

(d)  Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

During the 2003 calendar year, Questar Gas purchased 21,923 Mdth of natural gas or approximately 23 percent of its total gas supply outside the state of Utah or at the state line.  Questar itself did not purchase any gas volumes.

4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.  Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.  Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

None.  Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

UNDERTAKING

Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis.  For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.

Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following exhibits are attached to and made a part of this filing:

Exhibit A-1

Consolidating Statement of Income of Questar Corporation and Subsidiaries for year-ended December 31, 2003.

Exhibit A-1.2

Consolidating Statement of Income of Questar Market Resources, Inc. and Subsidiaries for the year-ended December 31, 2003.

Exhibit A-2

Consolidated Statement of Common Shareholders' Equity of Questar Corporation and Subsidiaries as of December 31, 2003.

Exhibit A-3

Consolidating Balance Sheet of Questar Corporation and Subsidiaries as of December 31, 2003.

EXHIBIT B

An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.  The Company does not have an interest in any exempt wholesale generator or foreign utility company.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

[corporate seal]

QUESTAR CORPORATION

Attest:

s/sConnie C. Holbrook_______________

By /s/S. E. Parks______________________________

Connie C. Holbrook

     S. E. Parks

Secretary

     Senior Vice President, Treasurer, and

     Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Connie C. Holbrook

Senior Vice President, General Counsel & Secretary

Questar Corporation

180 East 100 South, P.O. Box 45433

Salt Lake City, Utah 84145-0433

EXHIBIT A-1.1 QUESTAR CORPORATION CONSOLIDATING STATEMENT OF INCOME YEAR ENDED DECEMBER 31, 2003 (Unaudited)
	Questar	Questar Regulated Services
	Market		Questar		Questar	Corporate		Questar
	Resources	Questar	Pipeline		InfoComm	And Other	Intercompany	Corporation
	Consolidated	Gas	Consolidated	Other	Consolidated	Operations	Transactions	Consolidated
Revenues	(In Thousands)
From unaffiliated customers	$751,502	$618,791	$74,981	$5,360	$12,249	$305		$1,463,188
From affiliated companies	117,506	2,204	81,857	2,099	27,793	307	$(231,766)
TOTAL REVENUES	869,008	620,995	156,838	7,459	40,042	612	(231,766)	1,463,188

Operating expenses
Cost of natural gas and
other products sold	342,476	394,523		899	3,752		(199,209)	542,441
Operating and maintenance	130,680	100,279	53,249	5,368	26,239	(1,191)	(30,358)	284,266
Depreciation, depletion and
amortization	121,316	40,126	26,141	317	3,939	543		192,382
Exploration	4,498							4,498
Distribution rate-refund obligation		24,939						24,939
Abandonment and impairment of gas, oil
and other properties	4,151							4,151
Other expenses	55,542	9,743	6,352	230	153	860	(2,199)	70,681
Total operating expenses	658,663	569,610	85,742	6,814	34,083	212	(231,766)	1,123,358
Operating income	210,345	51,385	71,096	645	5,959	400		339,830

Interest and other income (loss)	3,034	3,228	(426)	131	1,598	3,527	(3,435)	7,657
Income from unconsolidated affiliates	5,008							5,008
Debt expense	(28,158)	(20,984)	(22,622)	(75)	(508)	(1,824)	3,435	(70,736)
Income taxes	(69,126)	(13,113)	(17,746)	(296)	(2,631)	349		(102,563)
Income before cumulative effect	121,103	20,516	30,302	405	4,418	2,452		179,196
Cumulative effect of accounting change
for asset retirement obligations, net of
income taxes of $ 3,331	(5,113)	(334)	(133)					(5,580)
Net income	$115,990	$20,182	$30,169	$405	$4,418	$2,452		$173,616

EXHIBIT A-1.1

QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

(Unaudited)

							Questar
	Questar		Quesar	Questar	Questar		Market
	Exp. & Prod.	Wexpro	Energy	Gas	Market	Intercompanuy	Resources
	Consolidated	Company	Trading Co.	Management	Resources	Transactions	Consolidated
	(In Thousands)
Revenues
From unaffiliated customers	$343,804	$13,004	$348,924	$45,770			$751,502
From affiliated companies	90	101,598	298,793	35,146		$(318,121)	117,506
TOTAL REVENUES	343,894	114,602	647,717	80,916		(318,121)	869,008

Operating expenses
Cost of natural gas and
other products sold	2,593		641,938	874		(302,929)	342,476
Operating and maintenance	72,008	18,786	4,384	50,847	(153)	(15,192)	130,680
Depreciation, depletion and
amortization	90,753	20,352	786	9,272	153		121,316
Exploration	4,498						4,498
Abandonment and impairment of gas, oil
and other properties	4,151						4,151
Other expenses	31,946	22,678	51	867			55,542
Total operating expenses	205,949	61,816	647,159	61,860		(318,121)	658,663
Operating income	137,945	52,786	558	19,056			210,345

Interest and other income	1,098	1,374	605	(43)	27,229	(27,229)	3,034
Earnings from unconsolidated
affiliates	258		73	4,677			5,008
Debt expense	(20,928)	(2,570)	(1,943)	(2,717)	(27,229)	27,229	(28,158)
Income taxes	(43,420)	(18,385)	318	(7,639)			(69,126)
Income (loss) before cumulative effect	74,953	33,205	(389)	13,334			121,103
Cumulative effect of accounting change
for asset retirement obligations, net of
income taxes of $ 3,049	(4,550)	(563)					(5,113)
Net income (loss)	$70,403	$32,642	($389)	$13,334			$115,990

EXHIBIT A-2

QUESAR CORPORATION AND SUBSIDIAIRES

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive	Comprehensive
	Shares	Amount	Earnings	Income(Loss)	Income
	(Dollars in Thousands)

Balances at January 1, 2001	80,818,274	$268,630	$671,415	$12,587
Issuance of common stock	1,148,080	23,316
Purchase of common stock	(442,947)	(12,488)
2001 net income			158,186		$158,186
Payment of common stock dividends
of $.705 per share			(57,193)
Income tax benefit associated with exercise of
nonqualified options and premature dispositions		2,839
Other comprehensive income
Cumulative effect of accounting change for energy
hedges, net of income tax benefit of $41,624				(79,376)	(79,376)
Change in unrealized gain on energy hedging
net of income tax benefit of $57,048				105,295	105,295
Unrealized loss on securities available for sale,
net of income tax benefit of $6,565				(10,595)	(10,595)
Unrealized loss on interest rate swaps,
net of income tax benefit of $235				(392)	(392)
Foreign currency translation adjustment,
net of income tax benefit of $1,304				(1,443)	(1,443)
Balances at December 31, 2001	81,523,407	282,297	772,408	26,076	$171,675
Issuance of common stock	590,822	10,280
Purchase of common stock	(60,469)	(1,594)
2002 net income			155,596		155,596
Payment of common stock dividends
of $.725 per share			(59,302)
Income tax benefit associated with exercise of
nonqualified options and premature dispositions		1,642
Adjustment of minority interest		6,093
Other comprehensive income
Change in unrealized loss on energy hedges
net of income taxes of $25,651				(42,799)	(42,799)
Minimum pension liability, net of income
taxes of $7,296				(11,779)	(11,779)
Unrealized loss on securities available for sale,
net of income tax benefit of $2,005				(3,237)	(3,237)
Unrealized gain on interest rate swaps,
net of income tax benefit of $235				392	392
Foreign currency translation adjustment,
net of income tax of $2,375				2,688	2,688
Balances at December 31, 2002	82,053,760	298,718	868,702	(28,659)	$100,861
Issuance of common stock	1,293,439	22,672
Purchase of common stock	(113,248)	(3,462)
2003 net income			173,616		$173,616
Payment of common stock dividends
of $.78 per share			(64,538)
Income tax benefit associated with exercise of
nonqualified options and premature dispositions		4,462
Amortization of unearned compensation		1,224
Acquisition of minority interest		1,169
Other comprehensive income
Change in unrealized loss on energy hedges
net of income taxes of $9,429				(15,755)	(15,755)
Minimum pension liability, net of income
taxes of $1,930				3,116	3,116
Balances at December 31, 2003	83,233,951	$324,783	$977,780	($41,298)	$160,977

EXHIBIT A-3.1

QUESTAR CORPORATION AND SUBSIDIAIRES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(Unaudited)

					Questar Regulated Services			Questar
	Questar		Corporate	Questar		Questar		Market
	Corporation	Intercompany	And Other	InfoComm	Questar	Pipeline		Resources
	Consolidated	Transactions	Operations	Consolidated	Gas	Consolidated	Other	Consolidated
	(In Thousands)

CURRENT ASSETS
Cash and cash equivalents	$13,905		$2,109	$598	$3,894	$2,951	$637	$3,716
Notes receivable from affiliates		($173,700)	154,200	5,500			7,100	6,900
Accounts and notes receivable	208,478	(33,325)	5,887	3,201	57,932	11,200	5,613	157,970
Unbilled gas accounts receivable	49,722				49,722
Fair value of energy hedging contracts	3,861							3,861
Inventories, at lower of average cost
or market	52,489			45	27,987	2,395	1,114	20,948
Prepaid expenses and other	16,356		326	924	1,780	3,327	605	9,394
Purchased gas adjustment	552				552
TOTAL CURRENT ASSETS	345,363	(207,025)	162,522	10,268	141,867	19,873	15,069	202,789
PROPERTY, PLANT AND EQUIPMENT	4,502,795		8,992	58,546	1,240,553	1,034,958	10,575	2,149,171
Less accumulated depreciation,
depletion and amortization	1,734,266		4,380	37,916	532,747	336,206	6,172	816,845
NET PROPERTY, PLANT AND
EQUIPMENT	2,768,529		4,612	20,630	707,806	698,752	4,403	1,332,326
INVESTMENT IN UNCONSOLIDATED
AFFILIATES	36,393	(1,811,346)	1,242,482				568,864	36,393
GOODWILL	71,260				5,652	4,185		61,423
REGULATORY AND OTHER ASSETS	87,510	(13,256)	21,517	7,840	29,434	26,278	4,284	11,413
	$3,309,055	($2,031,627)	$1,431,133	$38,738	$884,759	$749,088	$592,620	$1,644,344

CURRENT LIABILITIES
Short-term loans	$105,500		$105,500
Notes payable to affiliates		($173,700)	24,000	$7,700	$51,900	$49,500	$4,100	$36,500
Accounts payable and accrued expenses	205,951	(33,325)	5,778	2,975	104,300	6,495	4,906	114,822
Fair value of energy hedging contracts	52,959							52,959
Interest payable	15,155				4,863	1,743		8,549
Federal income taxes payable	8,725		827	144	2,581	3,108	(182)	2,247
Other taxes payable (receivable)	40,124		75	313	8,439	(182)	118	31,361
Current portion of long-term debt	55,011		11					55,000
TOTAL CURRENT LIABILITIES	483,425	(207,025)	136,191	11,132	172,083	60,664	8,942	301,438
LONG-TERM DEBT, less current portion	950,189	(5,000)	112	5,000	290,000	310,077		350,000
OTHER LONG-TERM LIABILITIES	74,196	(8,256)	12,565	4,568	12,939	11,802	7,368	33,210
PENSION LIABILITIES (ASSET)	31,617		27,726	1,895	1,219	(283)	2,677	(1,617)
ASSET RETIREMENT OBLIGATIONS	61,358				614	251		60,493
DEFERRED INCOME TAXES	442,839		(8,760)	(612)	94,722	107,929	(986)	250,546
DEFERRED INVESTMENT TAX CREDITS	4,166				4,172	(6)

COMMON SHAREHOLDERS' EQUITY
Common stock	324,783	(34,349)	325,021	277	22,974	6,551		4,309
Additional paid-in capital		(944,842)	5,205	14,965	121,875	142,034	544,736	116,027
Retained earnings	977,780	(864,790)	974,371	1,513	164,161	110,069	29,883	562,573
Accumulated other comprehensive (loss)	(41,298)	32,635	(41,298)					(32,635)
TOTAL COMMON SHAREHOLDERS'
EQUITY	1,261,265	(1,811,346)	1,263,299	16,755	309,010	258,654	574,619	650,274
	$3,309,055	($2,031,627)	$1,431,133	$38,738	$884,759	$749,088	$592,620	$1,644,344

EXHIBIT A-3.2

QUESTAR MARKET RESOURCES INC. AND SUBSIDIAIRES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(Unaudited)

	Quesar		Questar
	Market		Market		Questar	Questar	Questar
	Resources	Intercompany	Resources	Wexpro	Exp. & Prod.	Energy	Gas
	Consolidated	Eliminations	And Other	Company	Consolidated	Trading	Management
	(In Thousands)

CURRENT ASSETS
Cash and cash equivalents	$ 3,716	-	$ 249	$ (136)	$ (4,640)	$ 8,372	$ (129)
Notes receivable from affiliates	6,900	($55,000)	55,000			6,900
Accounts and notes receivable	157,970	(96,263)	11,295	27,048	119,788	78,361	17,741
Fair value of energy hedging contracts	3,861				375	3,486
Inventories, at lower of average cost
or market	20,948			690	2,911	17,179	168
Prepaid expenses and other	9,394		393	803	6,589	64	1,545
TOTAL CURRENT ASSETS	202,789	(151,263)	66,937	28,405	125,023	114,362	19,325
PROPERTY, PLANT AND EQUIPMENT	2,149,171		726	472,983	1,433,107	34,495	207,860
Less accumulated depreciation,
depletion and amortization	816,845		154	239,035	501,825	2,736	73,095
NET PROPERTY, PLANT AND
EQUIPMENT	1,332,326		572	233,948	931,282	31,759	134,765
INVESTMENT IN UNCONSOLIDATED
AFFILIATES	36,393	(648,458)	648,458		172	736	35,485
LONG-TERM NOTES RECEIVABLE		(350,000)	350,000
GOODWILL	61,423				61,423
OTHER ASSETS	11,413		1,884	8,590	898	31	10
	$ 1,644,344	$ (1,149,721)	$ 1,067,851	$ 270,943	$ 1,118,798	$ 146,888	$ 189,585

CURRENT LIABILITIES
Notes payable to affiliates	$36,500	($55,000)			$88,400		$3,100
Accounts payable and accrued expenses	114,822	(96,263)	$3,602	$14,642	77,606	$100,985	14,250
Fair value of energy hedging contracts	52,959				51,911	1,048
Interest payable	8,549		8,549
Federal income taxes payable (receivable)	2,247		(1)	(351)	1,878	(235)	956
Other taxes payable	31,361		146	13,092	17,137	57	929
Current portion of long-term debt	55,000		55,000
TOTAL CURRENT LIABILITIES	301,438	(151,263)	67,296	27,383	236,932	101,855	19,235
LONG-TERM DEBT, less current portion	350,000	(350,000)	350,000	25,000	270,000	20,000	35,000
OTHER LONG-TERM LIABILITIES	33,210		615	3,876	11,772	8,162	8,785
PENSION LIABILITY (ASSET)	(1,617)			(755)	(601)	(75)	(186)
ASSET RETIREMENT OBLIGATIONS	60,493			23,492	32,832		4,169
DEFERRED INCOME TAXES	250,546		(338)	44,051	163,991	3,019	39,823

COMMON SHAREHOLDER'S EQUITY
Common stock	4,309	(28,516)	4,309	22,517	5,999
Additional paid-in capital	116,027	(324,785)	116,028		306,454	1	18,329
Retained earnings	562,573	(327,792)	562,576	125,379	125,603	12,377	64,430
Accumulated comprehensive income (loss)	(32,635)	32,635	(32,635)		(34,184)	1,549
TOTAL COMMON SHAREHOLDER'S
EQUITY	650,274	(648,458)	650,278	147,896	403,872	13,927	82,759
	$ 1,644,344	$ (1,149,721)	$ 1,067,851	$ 270,943	$ 1,118,798	$ 146,888	$ 189,585